Anthony F. Geraci* Christina L. Geraci Nema Daghbandan Kevin S. Kim Paul J. Sievers Dennis R. Baranowski Amy E. Martinez Melissa C. Martorella Alexa P. Stephenson Bryan P. Redington	90 Discovery Irvine, California 92618 www.geracilawfirm.com

Aruna Hatti**

Alexandra Anast

Larissa Branes

Mustafa Kadri

Kyle Niewoehner

Tae K. Kim

Bibin Mannattuparampil***

* Admitted in Arizona &New Jersey

**Admitted in New York & Washington D.C. Only

***Admitted in Florida Only

Via EDGAR and OVERNIGHT MAIL

Ms. Sonia Barros

Division of Corporate Finance - Office of Real Estate & Commodities

100 F Street, N.E.

Washington D.C. 20549

May 15, 2019

Re:	CIRCLE OF WEALTH FUND III LLC

DRAFT OFFERING STATEMENT ON FORM 1-A

FILED FEBRARY 14, 2019

FILE NO. 024-10948

Dear Ms. Barros:

This letter is submitted on behalf of CIRCLE OF WEALTH FUND III LLC (the “Company”) in response to comments from the staff of the Division of Corporate Finance (the “Staff”) of the Securities & Exchange Commission (the “Commission”) in a letter dated March 13, 2019 (the “Comment Letter”) with respect to the Company’s draft Offering Statement on Form 1-A (File No. 024-10948) submitted for review pursuant to Regulation A under the Securties Act of 1933, as amended, to the Commission on February 14, 2019, relating to the Company’s offering of up to $50,000,000 in membership interests (the “Offering Statement”). The responses provided are based upon information provided to Geraci Law Firm by the Company. The Company is concurrently filing the Offering Statement (the “Amended Submission”), which includes amendments and revisions in response to the Staff’s comments as well as additional revisions and amendments.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Offering Statement, and page references in the responses refer to the Amended Submission. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Submission.

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Comment No. 1

1.	You state on page 14 that your "Manager reserves the sole right . . . to adjust the price to purchase additional Membership Interests, at any time and for any reason (or no reason) and thereby require either a higher or lesser amount." This language gives the impression that the price of the offering may change after qualification otherwise than pursuant to a preset formula. Accordingly, it appears that you intend to conduct the offering on a delayed basis. Please tell us if you intend to rely on Rule 251(d)(3)(i)(F), and if so, tell us why you believe this should be considered a continuous offering.

Response to Comment No. 1

The Company acknowledges the Staff’s comment. Pursuant to a telephonic conversation with the Staff Attorney Joshua Lobert on April 2, 2019, a subsequent email delivered to Josh Lobert on April 10, 2019, the Company requested that the Staff approve a new method of offering Membership Interests at a set value of $1,000 per Membership Interest. The Company will amend the identified language on page 14 of the Offering Statement and the corresponding sections to the following (in bold for emphasis):

This Offering is made to Qualified purchasers to purchase Membership Interests in the Company. The purchase price for each Membership Interest is One Thousand Dollars ($1,000). (See “Investor Suitability” below.) While the Offering is still open, Members that have purchased a minimum of One (1) unit of Membership Interests may purchase additional Membership Interests in increments of $1,000. The Company generally shall not offer fractional Membership Interests for sale, except for Members who seek to reinvest their distributions.

Members that subscribed for at least the Minimum Investment Amount may purchase additional Membership Interests in increments of One Thousand Dollars ($1,000), provided that such additional purchase of Membership Interests complies with Regulation A, Tier II requirements. The Manager reserves the sole right, but has no obligation, to adjust the price to purchase additional Membership Interests, at any time and for any reason (or no reason) and thereby require either a higher or lesser amount.

The Offering will continue until the Company has raised the Maximum Offering Amount or is terminated by the Company, in its sole and absolute discretion. At such time, the Offering will be deemed closed. The Company may, at its sole and absolute discretion, at any time during the period of the Offering, increase or decrease the Minimum Investment Amount or the Maximum Offering Amount.

Notwithstanding the foregoing in “Terms of the Offering”, the Company reserves the right, in its sole and absolute discretion to, at any time, and for any reason or no reason, accept subscriptions in a lesser amount or to require a higher amount or to reject any subscription(s) in whole or in part.

In addition, the Company confirms to the Staff that the Company intends to offer Membership Interests on an ongoing basis, up to and not to exceed $50,000,000 in a given twelve (12) month

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period. The Company qualifies as a continuous offering pursuant to Rule 251(d)(3)(i)(f) because it intends to commence the offering immediately after initial qualification date and reasonably expects to sell the Membership Interests within two (2) years from initial qualification (as stated on Page 4 of the Offering Statement).

Comment No. 2

2.	Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share redemption program, including Regulation 14E, which would apply to any tender offer for securities issued pursuant to the Regulation A exemption. To the extent you have questions about the tender offer rules, you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3440.

Response to Comment No. 2

In response to the Staff’s comment, the Company has reviewed the applicability of the tender offer rules to its share repurchase program, including Regulation 14E and acknowledges that it is responsible for analyzing the applicability of the tender offer rules to its share repurchase program. The Company will contact the Division’s Office of Mergers and Acquisitions with any questions regarding the share repurchase program’s consistency with relief previously granted by the Division of Corporation Finance.

Comment No. 3

3.	Please be advised that you are responsible for analyzing the applicability of Regulation M to your share redemption program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

Response to Comment No. 3

In response to the Staff’s comment, the Company has reviewed the applicability of Regulation M to its share redemption program in determining that the program is consistent with the relief granted by the Division of Market Regulation in prior exemptive letters, and acknowledges that it is responsible for analyzing the applicability of the tender offer rules to its share repurchase program. The Company will contact the Division of Trading and Markets with any questions regarding the share repurchase program’s consistency with relief previously granted by the Division of Corporation Finance.

Comment No. 4

4.	We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended. Please be advised that you are responsible for analyzing how your investments,

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investment strategy and business model will support that exemption. The staff has not reviewed and does not necessarily concur with your disclosure with respect to the availability of that exemption.

Response to Comment No. 4

In response to the Staff comment, the Company has reviewed the applicability of Section 3(c)(5) of the Investment Company Act of 1940, as amended, in determining the availability of that exemption. The Company acknowledges that it is responsible for analyzing the applicability of this exemption to the Company’s investments, investment strategy and business model.

Comment No. 5

5.	Please also be advised that you are responsible for analyzing the applicability of the Investment Advisers Act of 1940 to your Manager.

Response to Comment No. 5

In response to the Staff comment, the Company has reviewed the applicability of the Investment Adviser Act, as amended, in determining its applicability on the Company’s Manager. The Company acknowledges that it is responsible for analyzing the applicability the Investment Advises Act of 1940 to the Company’s Manager.

Comment No. 6

6.	We note that you are a limited liability company that intends to make, fund, originate, refinance, purchase, sell and otherwise acquire loans, and that you have not yet identified any mortgage loans to acquire with the net proceeds of this offering. We also your disclosure on page 47 that the Manager currently manages two similar programs. Accordingly, as applicable, please provide the disclosure required by Industry Guide 5, including any relevant prior performance disclosure, or tell us why such disclosure is not appropriate.

Response to Comment No. 6

In response to the Staff comment, the Manager currently manages two other funds, Secured Investment High Yield Fund, LLC (“SIHYF”) and Secured Investment High Yield Fund II, LLC (“SIHYF II”). Accordingly, the Offering Circular will be amended in accordance with Industry Guide 5 beginning on page 32 of the Offering Circular under “Prior Performance Summary” and beginning on page 65 of the Offering Circular under “Index to Financial Statements.” It is important to note that Industry Guide 5’s tables were inapplicable considering the Company’s business model is focused on making loans secured by real property. Revisions and adjustments were made to fit the Company’s business. Please see below the intended language (in bold for emphasis):

PRIOR PERFORMANCE SUMMARY

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The information presented in this section, and the Index to Financial Statements below, represents the historical operating results for the Company’s Manager and sponsor, Secured Investment Corp., a Wyomingcorporation. The Manager has prior experience in managing SIHYF and SIHYF II (collectively, “SIHYF Funds”), both of which are real estate companies with similar investment objectives with that of the Company. Investors in the Company should not assume that they will experience returns, if any, comparable to those experienced by the investors in the SIHYF Funds. Members of the Company will not acquire any ownership interests in any of the SIHYF Funds from this Offering.

As stated above, the Members will receive their returns on their investments derived from the Company’s business operations. Although SIHYF Funds’ business objectives may be similar to that of the Company’s objectives, the Company’s portfolio may not mirror the portfolios of SIHYF Funds. Investors should also acknowledge that any past performance of the sponsor or SIHYF Funds described below will be indicative of any of the Company’s future performances.

Overview of the Manager and SIHYF Funds

The Manager (as a sponsor of SIHYF Funds) was formed under the laws of Wyoming on December 9, 2011 and is managing and overseeing the SIHYF Funds. The SIHYF Funds are relying on Rule 506(c) of Regulation D of the Securities Act exemption to raise capital from Accredited Investors only. However, as of August 2018, SIHYF has ceased operations and is currently undergoing dissolution. SIHYF II will continue business operations and will raise capital from accredited investors. Recently, the members of SIHYF II approved to allow SIHYF II to accept new capital beyond the $10 million maximum offering amount, and continue its operations on an ongoing basis.

The SIHYF Funds have similar investment objectives to that of the Company’s objectives. The SIHYF Funds were formed in order to acquire, own, develop, hold, manage, sell, transfer or otherwise dispose of real estate assets, primarily loans secured by real property. As of March 31, 2019, the total offering raise for the SIHYF Funds are $11,352,597 with a total number of accredited investors at 63. The sponsor and/or its affiliates are responsible for origination, due diligence, structuring, closing, acquiring, and asset management of all real property acquisition and loans made under the SIHYF Funds.

As of December 31, 2018, SIHYF Funds had acquired, facilitated or originated approximately 1,140 real estate loans and/or real property acquisition with aggregate asset value of approximately $96 million, consisting primarily of loans secured by non-owner occupied single family residential or multi-family properties.

Please see the tables under “Prior Performance Tables” in Index to Financial Statements.

INDEX TO FINANCIAL STATEMENTS:

PRIOR PERFORMANCE TABLES

The following prior performance tables provide information relating to the SIHYF Funds managed by Secured Investment Corp.. The SIHYF Funds are Two (2) separate and independent real estate companies that have been raising capital pursuant to Rule 506(c) of Regulation D of the Securities Act of 1933, as amended. The SIHYF Funds have similar investment objectives as that of the Company, in that, SIHYF Funds were formed in order to acquire, own, develop, hold, manage, sell, transfer or otherwise dispose of real estate assets, primarily loans secured by real property.

As of March 31, 2019, the total assets under management for the SIHYF Funds are $11,352,597 with a total number of accredited investors at 63. The sponsor and its affiliates are responsible for loan origination, due diligence, structuring, closing, acquiring, and asset management of all real property acquisition and loans made by the SIHYF Funds.

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As of December 31, 2018, SIHYF Funds have originated approximately 1,140 real estate loans and/or real property acquisition with aggregate asset values of approximately $96 million, consisting primarily of non-owner occupied single family residential or multi-family properties secured loans.

This information should be read together with the summary information included in the “Prior Performance Summary” section of the Offering Circular.

Investors should not construe inclusion of the following tables as implying, in any manner, that we will have results comparable to those reflected in such tables. Distributions made by the Company, federal income tax deductions or other factors could be substantially different. Investors should note that by acquiring the Company’s Membership Interests, they will not be acquiring any interest in any prior program.

Description of the Tables

The information contained in Tables I and II in this Index are as of March 31, 2019. The rest of the information contained in Tables III through V in this Index are as of December 31, 2018. The following tables are included herein:

Table I — Experience in Raising and Investing Funds

Table II — Compensation to Sponsor

Table III — Operating Results of Prior Programs

Table VI — Table of Acquisition

TABLE I

EXPERIENCE IN RAISING AND INVESTING FUNDS

(UNAUDITED)

Table I presents information showing the experience of the Sponsor in raising and investing funds for the prior as of March 31, 2019.

	Secured Investment High Yield Fund, LLC		Secured Investment High Yield Fund II, LLC
Dollar Amount Offered [a]	$10,000,000		$10,000,000
Amount Raised as of 12/31/17 [b]	$3,217,600		$8,134,997
Date Original Offering Began	04/25/2013		10/01/2014
Length of Offering (In Months) [c]	13	[d]	ongoing

[a] The amount represents the maximum amount offered to the accredited investors pursuant to Rule 506(c) of Regulation D.

[b] Represents the dollar amount raised in private placements.

[c] Represents the shorter of (i) number of months the offering had been available as of 03/31/2019 or (ii) number of months that the offering was available before concluding upon completion.

[d] SIHYF had ceased raising capital in 2014, and the figure presented represents the length of the capital raise. SIHYF is currently undergoing dissolution and has ceased its business operations.

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TABLE II

COMPENSATION TO SPONSOR

(UNAUDITED)

Table II presents information showing the compensation paid to the Sponsor by the SIHYF and SIHYF II as of March 31, 2019.

	Secured Investment High Yield Fund, LLC	Secured Investment High Yield Fund II, LLC

Date original offering commenced	04/25/2013	10/01/2014
Dollar amount raised	3,217,600	8,134,997
Amount paid to sponsor from proceeds of offering:
Underwriting fees	0	0
Acquisition fees	0	0
Real estate commissions	0	0
Advisory fees	0	0
Other	0	0
Other	0	0
Amounts paid to sponsor from operations:

Origination fees [a]	1,407,733	2,119,550
Asset management fees	222,082	311,114
Selling Expenses [b]	24,716	154,613
Property management fees [c]	98,576	321,968
Reimbursements	36,597	26,700
Profits (performance fees)	301,252	513,002
Loan servicing fees [d]	11,112	19,028
Other	0	0
Dollar amount of property sales and refinancing before deducting payments to sponsor
Cash	0	0
Notes	0	0
Amount paid to sponsor from property sales and refinancing:
Real estate commissions	0	0
Incentive fees	0	0
Other	0	0

[a] This number is comprised of total origination fees paid by third party borrowers to Manager as of March 31, 2019.

[b] This number is comprised of expenses and fees for listing properties for sale by an Affiliate and/or the Manager as of March 31, 2019.

[c] This number is comprised of total property management fee paid to an Affiliate and/or the Manager as of March 31, 2019.

[d] This number is comprised of total loan servicing fees that have been paid to the Manager under the fictitious business name of Lake City Servicing as of March 31, 2019.

TABLE III

OPERATING RESULTS OF PRIOR PROGRAMS

(AUDITED)

Table III sets forth the operating results of the SIHYF Funds for the years ending in December 31, 2018, 2017, and 2016. SIHYF is currently undergoing liquidation event. Statement of Net Assets in Liquidation of Prior Programs ending in December 31, 2018, is stated below.

	Secured Investment High Yield Fund, LLC (Audited)
	2017	2016
SUMMARY BALANCE SHEET
Total assets	$2,418,701	$2,535,816
Total liabilities	36,110	83,724
Total members' equity	2,382,591	2,452,092
SUMMARY OPERATING RESULTS
Total revenues	348,650	445,348
Operating expense	300,312	339,489
Operating income	48,338	105,859

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Other income (expense)[a]		(31,322)	9,541
Net income (GAAP Basis)		17,016	115,400
SUMMARY STATEMENTS OF CASH FLOWS
Net cash provided by (used in) operating activities		(28,506)	295,991
Net cash provided by (used in) investing activities		(316,178)	325,549
Net cash provided by (used in) financing activities[b]		(86,517)	(278,724)
AMOUNT AND SOURCE OF DISTRIBUTIONS
Total cash distributions paid and distributions reinvested			—
Distribution Data
Total Distributions paid to investors		$—	$—
From operations		$—	$—
From all other sources (financing or offering proceeds)		$—	$—
Estimated value per share	$	N/A	N/A

[a] Other income (expense) from loss on sales of real estate owned (“REO”).

[b] Net cash provided by (used in) financing activities are Members’ earnings distributions.

STATEMENT OF NET ASSETS IN LIQUIDATION OF PRIOR PROGRAMS

(AUDITED)

Secured Investment High Yield Fund, LLC 2018

STATEMENT OF NET ASSETS IN LIQUIDATION
Total assets	$565,852
Total liabilities	116,807
Net assets in liquidation	449,045
STATEMENT OF LIQUIDATING ACTIVITIES
Total sources of cash	280,607
Total uses of cash	354,915
Total other gains (losses) [a]	(94,272)
Decrease in net assets in liquidation before adjustments	(168,580)
Total adjustments to net realizable values [b]	(259,078)
Members’ liquidating distributions
Decrease in net assets in liquidation	(427,658)
Beginning net assets in liquidation	2,382,591
Members’ liquidating distributions	(1,505,888)
Net Assets in liquidation	449,045

[a] Other income (expense) includes gain on sales of REO properties or loss on sale of mortgage loan receivables.

[b] Total adjustments to net realizable values includes adjustments to mortgage loans receivable and real estate owned for sale.

	Secured Investment High Yield Fund II, LLC (Audited)
	2018		2017		2016
SUMMARY BALANCE SHEET
Total assets		$7,192,555		$6,272,736	$3,828,880
Total liabilities		571,658		713,084	381,764
Total members' equity		6,620,897		5,559,652	3,447,116
SUMMARY OPERATING RESULTS
Total revenues		1,302,048		845,350	581,492
Operating expense		519,211		328,589	235,681
Operating income (loss)		-		-	-
Other income (expense) [a]		-		-	-
Net income (loss) (GAAP Basis)		782,837		516,761	345,811
SUMMARY STATEMENTS OF CASH FLOWS
Net cash provided by (used in) operating activities		574,258		99,568	257,730
Net cash provided by (used in) investing activities		(153,755)		(2,838,267)	(1,288,855)
Net cash provided by (used in) financing activities [b]		79,314		1,959,821	1,776,588
AMOUNT AND SOURCE OF DISTRIBUTIONS
Total cash distributions paid and distributions reinvested		(734,154)		(463,679)	(273,412)
Distribution Data
Total Distributions paid to investors	$		$		$-
From operations		$-		$-	$-
From all other sources (financing or offering proceeds)		$(734,154)		$(463,679)	$(273,412)

Estimated value per share	$	N/A	$	N/A	N/A

[a] Other income (expense) from loss on sales of real estate owned (“REO”).

[b] Net cash provided by (used in) financing activities are Members’ earnings distributions.

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TABLE VI

ACQUISITION OF ASSETS

(UNAUDITED)

Table VI sets forth summary information on the properties held by the prior SIHYF Funds as of March 31, 2019.

Property Location	Fund Name	Property Type	Date of Purchase	Date Paid Off or Sold	# of Units	Mortgage Financing at Date of Purchase* (USD$)
Washington	SIHYF II	SFR	04/24/2015		1	33,733.50
Washington	SIHYF II	SFR	10/02/2015		1	85,500
Washington	SIHYF II	SFR	10/02/2015	6/14/2016	1	140,000
Washington	SIHYF II	SFR	11/6/2015	2/22/2016	1	135,000
Washington	SIHYF II	SFR	11/30/2015	6/28/2016	1	74,600
Washington	SIHYF II	SFR	12/11/2015	2/1/2016	1	46,001
Washington	SIHYF II	SFR	3/11/2016	8/5/2016	1	61,996
Washington	SIHYF II	SFR	3/11/2016	7/13/2016	1	130,000
Washington	SIHYF II	SFR	3/11/2016	4/22/2016	1	60,800
Washington	SIHYF II	SFR	4/22/2016	9/16/2016	1	158,000
Washington	SIHYF II	SFR	7/1/2016	8/23/2016	1	197,800
Washington	SIHYF II	SFR	8/26/2016	11/21/2016	1	74,000
Washington	SIHYF II	SFR	9/2/2016	2/23/2017	1	130,200
Washington	SIHYF II	SFR	9/23/2016	06/16/2017	1	100,001
Washington	SIHYF II	SFR	10/14/2016	04/20/2018	1	54,500
Washington	SIHYF II	SFR	10/14/2016	12/22/2016	1	62,000
Washington	SIHYF II	SFR	11/4/2016	05/25/2017	1	175,600
Washington	SIHYF II	SFR	11/4/2016	1/30/2018	1	159,696
Washington	SIHYF II	SFR	1/6/2017	03/28/2017	1	25,216
Washington	SIHYF II	SFR	1/13/2017	06/23/2017	1	110,000
Washington	SIHYF II	SFR	1/13/2017	10/25/2018	1	130,000
Washington	SIHYF II	SFR	1/27/2017	05/12/2017	1	119,200
Washington	SIHYF II	SFR	2/3/2017	3/17/2017	1	106,000
Washington	SIHYF II	SFR	2/16/2017	7/28/2017	1	151,000
Washington	SIHYF II	SFR	2/24/2017	9/18/2018	1	136,500
Washington	SIHYF II	SFR	3/3/2017	2/15/2018	1	64,000
Washington	SIHYF II	SFR	4/21/2017	11/16/2017	1	117,400
Washington	SIHYF II	SFR	4/21/2017	6/22/2017	1	80,300
Washington	SIHYF II	SFR	4/21/2017	6/6/2018	1	139.100
Pennsylvania	SIHYF	SFR	4/21/2017	8/14/2018	1	88.346
Washington	SIHYF II	SFR	6/2/2017	1/17/2018	1	169,801
Washington	SIHYF II	SFR	6/23/2017	3/6/2018	1	137,500
Washington	SIHYF II	SFR	8/25/2017	10/27/2017	1	157,300
Washington	SIHYF	SFR	9/22/2017	4/13/2018	1	124,782
Washington	SIHYF	SFR	1/19/2018	2/22/2018	1	70,570
Washington	SIHYF	SFR	1/19/2018	1/19/2018	1	58,375
Washington	SIHYF	SFR	2/23/2018	3/29/2018	1	135,300
Washington	SIHYF	SFR	3/9/2018	7/16/2018	1	152,967.65
Washington	SIHYF II	SFR	4/13/2018	8/1/2018	1	120,500
Washington	SIHYF II	SFR	4/13/2018	7/2/2018	1	142,600
Washington	SIHYF	SFR	4/13/2018	5/8/2018	1	68,001
Washington	SIHYF II	SFR	5/11/2018	5/18/2018	1	53,601
Washington	SIHYF	SFR	5/16/2018	5/31/2018	1	125,000
Washington	SIHYF II	SFR	6/1/2018	11/1/2018	1	95,100

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Washington	SIHYF II	SFR	6/15/2018	2/28/2019	1	130,500
Washington	SIHYF II	SFR	6/29/2018	12/11/2018	1	120,001
Washington	SIHYF II	SFR	7/25/2018	12/14/2018	1	117,500
Washington	SIHYF II	SFR	8/27/2018	9/5/2018	1	40,001
Washington	SIHYF II	SFR	9/5/2018	11/9/2018	1	103,616
Washington	SIHYF II	SFR	10/19/2018	12/14/2018	1	147,603
Washington	SIHYF II	SFR	10/26/2018		1	77,185
Washington	SIHYF II	SFR	11/2/2018	12/31/2018	1	87,001
Washington	SIHYF II	SFR	11/2/2018		1	55,001
Washington	SIHYF II	SFR	11/20/2018	1/11/2019	1	101,447
Washington	SIHYF II	SFR	11/26/2018	2/28/2019	1	105,652
Washington	SIHYF II	SFR	12/13/2018		1	123,864
Washington	SIHYF II	SFR	12/21/2018		1	126,400
Washington	SIHYF II	SFR	1/17/2019		1	85,797
Washington	SIHYF II	SFR	1/25/2019	2/27/2019	1	75,601
Washington	SIHYF II	SFR	2/8/2019		1	188,203
Washington	SIHYF II	SFR	2/15/2019		1	107,000
Washington	SIHYF II	SFR	2/22/2019	3/1/2019	1	187,000
Washington	SIHYF II	SFR	2/22/2019		1	93,000
Washington	SIHYF II	SFR	3/1/2019		1	128,001
Washington	SIHYF II	SFR	3/8/2019		1	67,900
Washington	SIHYF II	SFR	3/8/2019		1	140,500
Washington	SIHYF II	SFR	3/8/2019		1	191,600
Washington	SIHYF II	SFR	3/15/2019		1	134,000
Washington	SIHYF II	SFR	3/29/2019		1	180,000
Washington	SIHYF II	SFR			1	111,998

* Originated investment represents a senior secured loan.

 Comment No. 7

7.	We note section 8.3 of your operating agreement and section 6(c) of your subscription agreement regarding "binding arbitration." With a view toward disclosure, please tell us if you intend arbitration to be the exclusive means of resolving disputes. Please revise your offering statement to describe the arbitration provisions and add risk factor disclosure regarding how these provisions will impact holders of your Membership Interests. Please also address the reasons for adopting the provisions and any question as to enforceability of the provisions under federal and state law. In addition, please revise to:

• Describe specifically the basis for your belief that these provisions are enforceable under federal and state law;

• Clarify whether the provisions apply to claims under the federal securities laws and whether they apply to claims other than in connection with this offering;

• To the extent the arbitration provisions apply to federal securities law claims, please revise the disclosure, operating agreement, and subscription agreement to state that by agreeing to the arbitration provision, investors will not be deemed to have waived the company's compliance with the federal securities laws.

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Response to Comment No. 7

In response to the Staff Comment, the Company has revised its arbitration clause in Section 6(c) of the Company’s subscription agreement to address the concerns identified. The Company does intend for binding arbitration to be the exclusive means of resolving disputes to the extent legally permissible. The Company certainly does not intend to waive any compliance obligations. Please see page 47 of the Offering Circular, section 6(c) of the Company’s subscription agreement in Exhibit B of the Offering Statement, and section 8.3 of the Company’s operating agreement in Exhibit A-2 of the Offering Statement.Relevant language has been included below (bold for emphasis):

(b) ARBITRATION: Either party may, at its sole election, require that the sole and exclusive forum and remedy for resolution of a Claim be final and binding arbitration pursuant to this section (this “Arbitration Provision”). The arbitration shall be conducted in the State of Idaho in the Coeur d’Alene area. As used in this Arbitration Provision, “Claim” shall include any past, present, or future claim, dispute, or controversy involving Purchaser (or persons claiming through or connected with Purchaser), on the one hand, and the Company, on the other hand, relating to or arising out of this Agreement, and/or the activities or relationships that involve, lead to, or result from any of the foregoing, including (except to the extent provided otherwise in the last sentence of sub-section (iv) below) the validity or enforceability of this Arbitration Provision, any part thereof, or the entire Agreement. Claims are subject to arbitration regardless of whether they arise from contract; tort (intentional or otherwise); a constitution, statute, common law, or principles of equity; or otherwise. Claims include (without limitation) matters arising as initial claims, counter-claims, cross-claims, third-party claims, or otherwise. This Arbitration Provision applies to claims under the U.S. federal securities laws and to all claims that that are related to the Company, including with respect to this offering, our holdings, the common shares, our ongoing operations and the management of our investments, among other matters. The scope of this Arbitration Provision is to be given the broadest possible interpretation that is enforceable.

(i)                  The party initiating arbitration shall do so with the American Arbitration Association (the “AAA”) or JAMS. The arbitration shall be conducted according to, and the location of the arbitration shall be determined in accordance with, the rules and policies of the administrator selected, except to the extent the rules conflict with this Arbitration Provision or any countervailing law. In the case of a conflict between the rules and policies of the administrator and this Arbitration Provision, this Arbitration Provision shall control, subject to countervailing law, unless all parties to the arbitration consent to have the rules and policies of the administrator apply

(ii)                   If the Company elects arbitration, the Company shall pay all the administrator’s filing costs and administrative fees (other than hearing fees). If Purchaser elects arbitration, filing costs and administrative fees (other than hearing fees) shall be paid in accordance with the rules of the administrator selected, or in accordance with countervailing law if contrary to the administrator’s rules. The Company shall pay the administrator’s hearing fees for one full day of arbitration hearings. Fees for hearings that exceed one day will be paid by the party requesting the hearing, unless the administrator’s rules or applicable law require otherwise, or Purchaser requests that the Company pay them and the Company agree to do so. Each party shall bear the expense of its own attorney’s fees, except as otherwise provided by law. If a statute gives Purchaser the right to recover any of these fees, these statutory rights shall apply in the arbitration notwithstanding anything to the contrary herein

(iii)              Within 30 days of a final award by the arbitrator, a party may appeal the award for reconsideration by a three-arbitrator panel selected according to the rules of the arbitrator

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administrator. In the event of such an appeal, an opposing party may cross-appeal within 30 days after notice of the appeal. The panel will reconsider de novo all aspects of the initial award that are appealed. Costs and conduct of any appeal shall be governed by this Arbitration Provision and the administrator’s rules, in the same way as the initial arbitration proceeding. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act (the “FAA”), and may be entered as a judgment in any court of competent jurisdiction.

(iv)               The Company agrees not to invoke the Company’s right to arbitrate an individual Claim that you may bring in Small Claims Court or an equivalent court, if any, so long as the Claim is pending only in that court. EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT, NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS (INCLUDING AS PRIVATE ATTORNEY GENERAL ON BEHALF OF OTHERS), EVEN IF THE CLAIM OR CLAIMS THAT ARE THE SUBJECT OF THE ARBITRATION HAD PREVIOUSLY BEEN ASSERTED (OR COULD HAVE BEEN ASSERTED) IN A COURT AS CLASS REPRESENTATIVE, OR COLLECTIVE ACTIONS IN A COURT.

Comment No. 8

8.	You state that you reserve the right to engage broker-dealers in the future, and that investors may need to pay commissions up to 8%. Please tell us how you intend to notify potential investors and update your offering circular for this change. Please also revise your disclosure to clarify how this change may impact the price per share paid by investors.

Response to Comment No. 8

In response to the Staff Comment, Company has previously stated in its initial submission to the Commission that “…commissions will be paid by the Investor”. To provide greater detail, and to respond to the Staff Comment, Investors shall be responsible for any and all broker-dealer commissions, and such commissions will be paid prior to their purchase of Membership Interests by the Investor. It may reduce the Investor’s capital contribution and the total number of Membership Interests purchased from the Company due to this payment of commissions.

Accordingly, we have amended page 14 of the Offering Circular to the following (bold for emphasis):

The Company may also sell the Membership Interests through the services of an independent broker – dealers who are members of the Financial Industry Regulatory Authority. FINRA member broker-dealers may be entitled to commissions of up to Eight percent (8%) received for the sale of the Membership Interests. These commissions will be paid by the Investor. Investors understand that these commissions may reduce their capital contribution and reduce the total Membership Interests purchased from the Company. The Membership Interests will be offered on an on-going basis and on an as-needed basis based on the demand of Loans and/or opportunities to purchase real property.

Comment No. 9

9.	You state on page 2 that "the acceptance of Investor subscriptions, may be briefly paused at times to allow the Company to effectively and accurately process and settle subscriptions that have been received." Please provide us with more information as to how these pauses

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will work in conjunction with this offering. For example, provide us with more detail regarding the mechanics of your offering, including a discussion of what factors will go into deciding when to pause acceptance of Investor subscriptions and what rights investors may have after remitting payment, but prior to settlement. Finally, please tell us how these pauses are appropriate under Rule 251(d)(3)(i)(F) of Regulation A.

Response to Comment No. 9

The Company does not intend to have significant pauses in its offer and sale of securities under this Offering Statement. However, the nature of the Company’s business model is “ (i) make, fund, originate, refinance, purchase, sell and/or otherwise acquire loans (“Loans”) secured by first or junior position deeds of trust or mortgages on non-owner occupied residential and commercial properties located throughout the United States; and (ii) acquire, develop, rehabilitate, and/or hold and/or sell non-owner occupied residential real estate located throughout the United States.” The Company intends to offer and sell Membership Interests on an ongoing and continuous basis.

The Company will continuously pursue opportunities to find new loans and real estate that fit its investment criteria. However, it is possible that certain delays such as title issues, vendor issues or negotiations, borrower or seller negotiations, vendor delays and other administrative delays may result in a very temporary pause. Further, it is possible that market conditions may not allow the Company to continuously find new opportunities that fit its investment criteria. Because of this, the Company may have brief pauses in accepting Investor subscriptions.

In addition, if market conditions result in an increase in defaults or foreclosures, the Company may need to temporarily suspend accepting subscriptions to resolve these situations to preserve investor capital.

These pauses will not be significant delays in the Offering. Further, the Company reasonably believes that it will be able to continuously offer and sell Membership Interests on a continuous basis. Further, the Company believes that it fully conforms to Rule 251(d)(3)(i)(F) of Regulation A because it intends to continuously offer the securities. The Company does not intend to cease offering the securities submitted for qualification. However, there may be limitations in its ability to sell them due to market conditions reducing opportunities to invest in loans or properties that conform to the Company’s investment guidelines. These limitations will be temporary in nature based on market demand.

Finally, there is no language in Rule 251(d)(3)(i)(F) that requires the actual “sale” of securities on an ongoing basis. It only requires that the securities be offered on a continuous basis, and there be a reasonable expectation to sell the securities within two (2) years from the initial qualification date. To this extent, the Company, based on past performance, fully believes it will be able to sell all of the Membership Interests within two (2) years, and not more than three (3) years from the initial qualification date.

Comment No. 10

10.	Please clearly state the per share offering price of the securities for the duration of the offering. See Item 501(b)(3) of Regulation S-K.

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Response to Comment No. 10

In response to the Staff’s comment, we have amended the Company’s offering circular to specifically state the per-Membership Interest offering price is $1,000 per Membership Interest. For more specifics see Response to Comment No. 1 above.

Comment No. 11

11.	Please revise your cover page to provide disclosure regarding the shares to be offered pursuant to your dividend reinvestment plan. Please refer to Item 501 of Regulation S-K.

Response to Comment No. 11

In response to the Staff’s comment, we have amended the Company’s Offering Circular cover page to specifically state that reinvestment of distributions received by Members owning at least one (1) Membership Interest may have the ability to reinvest in fractional units at their election.

Accordingly, we have amended page 2 of the Offering Circular to the following (bold for emphasis):

In addition, an investment in the Company is subject to restrictions on withdrawal (See “Summary of the Operating Agreement – Withdrawal” below.) Subject to the terms and conditions provided herein, Members will have the option to either receive income distributions from the Company or reinvest their distributable share of Company earnings back into the Company. Fractional interests of Membership Interests shall only be permitted for those Investors that have purchased a minimum of One (1) Membership Interest and seek to reinvest distributions received from the Company (See “Preferred Return, Cash Distributions; Election to Reinvest” below.) Reinvestments of distributions will be allowed to the extent that the Offering remains ongoing. Members will be allowed to withdraw and redeem their Membership Interests as set forth below. (See “Terms of the Offering – Member Withdrawal” below.)

Comment No. 12

12.	Please revise to specify the date upon which the offering will terminate.

Response to Comment No. 12

In response to the Staff’s comment, the Company intends to offer and sell Membership Interests on an ongoing and continuous basis pursuant to Rule 251(d)(3)(i)(F) of Regulation A, which will begin within two calendar days after qualification from the SEC. As noted above in Response to Comment No. 9, the Company’s Membership Interests will be sold on a continuous and as-needed basis and is expected to sell within two (2) years, and not more than three (3) years from the initial qualification date.

Comment No. 13

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13.	We note your disclosure on page 10 and throughout that your Manager will operate under “fictitious” business names. Please clarify the relationships among your Manager, the fictitious entities, and you, and discuss any risks posed by the Manager operating under these fictitious business names.

Response to Comment No. 13

In response to the Staff’s Comments, the Manager, Secured Investment Corp., is currently operating or doing business under various fictitious business names, as follows: The Lee Arnold System of Real Estate Investing, Cogo Capital, and Lake City Servicing (collectively, “FBNs”). These FBNs are not separate or distinct legal entities. Rather, the Manager is operating under a name that is different from the Manager’s legal name. For example, when the Manager services the Company loans, the Manager uses the name Lake City Servicing to service the Company loans. The Manager (under FBN Lake City Servicing) collects payments in connection with the Company loan, and provides other services related to the loan. In essence, the Manager and these FBNs are not distinguishable legally, but in name only.

The relationship between the Company and the Manager is that the Manager manages the Company, and the Manager provides variety of services to the Company under these FBNs, such as loan servicing (under FBN Lake City Servicing), and loan origination (under FBN Cogo Capital), and educational programming (under FBN The Lee Arnold System of Real Estate Investing).

The risks involved pertaining to the FBNs may be, as follows:

·         Manager’s Exposure of Liability: An FBN is created and used by a business entity to transact business under a certain business name that is different from a legal name. Under Idaho law, a business entity may transact under such FBN, upon filing of a certificate of assumed business name in a form prescribed by Idaho secretary of state pursuant to Idaho Code § 53-504. However, the use of the FBNs do not provide limited liability protection as that of a corporate or business entity. Accordingly, the Manager may be exposed to greater liability across several businesses. If a lawsuit is ensued under one of the businesses operating under that FBN, the other business operations may be adversely impacted, as the income earned from all business operations will be all at-risk.

·         Cancellation of the FBN: Idaho Code § 53-508 provides that the person who wishes to discontinue the use of the FBN may cancel its certificate of assumed business name at any time, upon filing of a certificate of cancellation. Although the Manager does not presently intend to do so, the Manager may do so, to restructure its businesses. In such an event, the Manager may incur costs that may be greater than anticipated for restructuring, including, without limitations, costs in formation of entities, legal fees, and tax liabilities.

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Comment No. 14

14.	One page 8, you state that “Members will not have any voting, consent or management rights relating to the managers and operation of the Company.” However, you also state on page 58 that “Members will have very limited voting rights,” “based upon the number of Membership Interests each Member owns.” Please revise your disclosure to resolve the apparent discrepancy.

Response to Comment No. 14

In response to the Staff’s comment, we have amended the Company’s offering circular to conform the Members’ voting rights in Pages 8 and 61, to read as follows (in bold for emphasis):

Members will have substantially limited control, voting rights or involvement in the business, affairs or governance of the Company. .

Comment No. 15

15.	We note that you intend to use your website for investors to purchase securities in this offering. The website address provided in this filing does not appear to be a live site. Please tell us the timeline for your website’s implementation.

Response to Comment No. 15

In response to the Staff’s comments, the Company is currently diligently working to create the website www.invest.securedinvestmentcorp.com. The Company anticipates that the website will be launched prior to the qualification from the SEC. The Commission may review this website by logging into the hyperlink provided.

Comment No. 16

16.	Please provide more information regarding your share redemption program including the price at which you will redeem Member Interests and how you will calculate your net asset value.

Response to Comment No. 16

In response to the Staff’s comment, the redemption policy for Membership Interests is intended to be a return of the Member’s capital based on their capital account. The prerequisites and restrictions in place are as follows: the Member must hold the Membership Interests for a minimum of twelve (12) months and then must request withdrawal of capital / redemption ninety (90) days prior to the intended date. Subject to limitations including an annual cap of ten percent (10%) of the Company’s outstanding capital, the Member will be redeemed as follows: twenty five percent (25%) of the requested withdrawal each quarter over the following four (4) quarters.

Net Asset Value for a Company will be determined in accordance with GAAP standards. Performing Loans will be valued at book value and real property based on purchase price in accordance with GAAP requirements. Non-performing or defaulted loans may be discounted if held for an extended period of time. Any losses will be applied to the capital accounts as stated in the Company’s Operating Agreement. The capital account will be the basis for which the Member’s redemption is sourced.

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The Company’s portfolio will not be comprised of any other assets other than Loans and real property.

Comment No. 17

17.	We note your disclosure on page 23 that "[t]he company may make Loans to real estate investors who have attended and/or are part of the Arnold Program and need financing to make investments in real estate," and on page 24 that "[t]he Arnold Programs are for borrowers who have built reputational collateral with the Manager . . . ." Please clarify whether your Manager plans to give Arnold Program participants preferential treatment when considering them for loans, and if so, please include risk factor disclosure in which you discuss the risks that this business model poses for investors.

Response to Comment No. 17

In response to the Staff’s comment, please see Page 25 of the Offering Circular. As stated, the Manager intends to offer loans at a higher loan to value ratio for loans brought to the Company by members of the Arnold Programs. This is the sole preference offered to borrowers applying for financing through the Arnold Programs. As stated on page 25-26 of the Offering Circular, all other borrower applications are restricted to loan to value ratios set in the table on the top of page 26. The risk factors in the Offering Circular cover potential risks with offering higher loan to value loans, including risk of insufficient equity, deficiency, and foreclosure risk.

Comment No. 18

18.	Please expand the biographical information of the Manager’s officers and directors to disclose the dates of employment and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. Please also provide this information to the extent you include employment disclosure beyond the last five years.

Response to Comment No. 18

In response to the Staff’s comment, we have amended the biographies of the key personnel of the Manager on Page 31 of the Offering Circular entitled "Key Personnel,” to read as follows (in bold for emphasis):

Mr. Lee Aaron Arnold, President and CEO, and Director of the Manager

Lee Arnold is the founder and Chief Executive Officer of the Manager and has served as a Director since its inception on December 9, 2011. Mr. Arnold is an international speaker, trainer, author and licensed real estate broker who has spent many years perfecting the real estate and private money mortgage lending process through thousands of transactions. Lee is a leading expert on private money mortgages and has been featured as an investment strategy expert by Forbes, the Boston Globe, Market Watch, Reuters and Business Week. Since January 2006, Mr. Arnold is also the owner and Chief Executive Officer of Arnold Professional Holdings. Mr. Arnold has led Arnold Professional Holdings in providing variety of real estate related services, including repairing, renovation, or improvement of property. He has also consulted and taught for a number of national financial literacy companies.

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Mr. Jaclyn Genemarie Olsen-Arnold, Chief Financial Officer and Director of the Manager

Jaclyn Olsen is the Chief Financial Officer and a Director of the Manager since January 2012. However, Ms. Olsen started with the Manager’s predecessor from 2007 until January 2012 as a tax and financial accounting consultant in Olsen Financial Consulting. During her service as a consultant it was immediately realized that she would bring great value and strength to the real estate investment and private mortgage loan firm. Ms. Olsen has been serving as Chief Financial Officer for the Manager. Ms. Olsen holds her BS in Accounting and her MBA in Finance and Investments. Ms. Olsen brings experience from both public and private accounting in tax, auditing, financial reporting, financial analysis and strategy. She has worked with start-ups to mature companies where her expertise guided growth and manageable, scalable, accounting infrastructure.

Mr. John Kane, Chief Operating Officer and Director of the Manager

John Kane joined the Manager as its Chief Operations Officer and has served as a Director since May 2014. With 30 years’ experience in leading real estate education companies, starting financial services and software companies, Mr. Kane lends his hand to the technology, marketing, operational and educational aspects of the Manager. Mr. Kane formerly led a publicly traded company — Whitney Information Network, now Legacy Education — to create Rich Dad Education with Robert Kiyosaki, and under his leadership grew revenues to over $250,000,000. Mr. Kane left in 2008 and has since served as a Senior Vice President and consultant in various companies. For example, from August 2012 to December 2013, he was a Senior Vice President and a consultant with Manhattan Professional Group, where he guided the company to higher revenue and overall profits. After his brief retirement in early 2014, he joined the Manager as the Chief Operations Officer.

Comment No. 19

19.	Please provide the information required by Item 403 of Regulation S-K.

Response to Comment No. 19

In response to the Staff’s comment, currently, the Manager owns all of the outstanding and issued Membership Interests of the Company. Accordingly, the Offering Circular has been amended pursuant to Item 403 of Regulation S-K on page 39 of the Offering Circular. Please see below for the intended language: (in bold for emphasis)

PRINCIPAL SHAREHOLDERS

The following table sets forth the beneficial ownership of Membership Interests as of the date of this Offering Circular for each person or group that holds more than Five Percent (5%) of the Membership Interests, for each director and executive officer of our Manager and for the directors and executive officers of our Manager as a group. To our knowledge, each person that beneficially owns Membership Interests has sole voting and disposition power with regard to such shares.

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Unless otherwise indicated below, each person or entity has an address in care of the principal executive offices of the Company at 701 E. Front Avenue, Floor 2 Coeur D’alene, Id 83814.

	Number of Membership Interests	Percent of
Name of Beneficial Owner(1)	Beneficially Owned	All Shares
Secured Investment Corp.	25	100%
All directors and executive officers of the Manager	0	0%

(1)	Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest. As of the date of this Offering Circular, Secured Investment Corp. owns all of our issued and outstanding Membership Interests.

All voting and investment decisions with respect to the Manager are held by Secured Investment Corp. are controlled by the board of directors of Secured Investment Corp. The board is comprised of three (3) members. As of the date of this Offering Circular, the members of the board of directors of Secured Investment Corporation are (i) Lee Arnold (who is also the President of Secured Investment Corporation); (ii) Jaclyn Olsen-Arnold (who is also the Chief Financial Officer of Secured Investment Corporation); and (iii) John Kane (who is also the Chief Operating Officer of Secured Investment Corporation). As of the date of this Offering Circular, the following persons own capital stock of Secured Investment Corp.:

-          Jaclyn Genemarie Olsen-Arnold, Chief Financial Officer and Director of Secured Investment Corp., beneficially owns One Hundred_Percent (100%) of the common stock of Secured Investment Corp., that entitle her to approximately One Hundred Percent (100%) of the vote of the common stockholders and approximately One Hundred Percent (100%) of the vote of all stockholders in election of board members.

As of the date of this Offering Circular, other than the persons listed above, no other stockholder of Secured Investment Corp. beneficially owns shares of capital stock that entitle such stockholder to more than 5% of the voting power held by the common stockholders, the preferred stockholders, or all the stockholders voting as a single class.  All of the foregoing stockholders, directors and executive officers disclaim beneficial ownership of our common shares that are owned by Secured Investment Corp.

Comment No. 20

20.	You state on page 33 that "[t]he Manager . . . will be entitled to a fee for servicing the Loans" and "this fee may vary from loan to loan." With respect to the Loan Servicing Fee, please clarify what services the Manager is being paid for and provide more detail regarding how the fee may vary from loan to loan.

Response to Comment No. 20

In response to the Staff’s comment, Company directs the Staff to review the summary of the Loan Servicing Fee provided in the “Management Compensation” section of the Offering Circular on page 34. The Company will pay a servicing fee to the Manager based on the principal amount of the Loan.

Loan servicing shall be governed by a loan servicing agreement which requires the Manager to provide the following services: (a) deliver monthly statements to borrowers regarding the loan, including maturity letters; (b) issue late notices including late fee calculations, (c) issue final

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notices including notice of default or notice of foreclosure, (d) respond to borrower inquiries, (e) issue payoff demands, (f) request, demand and collect loan payments on behalf of the Company, (g) process deposits of borrower payments on behalf of the Company, (h) process any tax forms (e.g. Forms 1098 / 1099-NT) for borrowers and the Company, and (i) monitor collateral on behalf of the Company.

Comment No. 21

21.	Please revise your disclosure to illustrate how the fees described in the table on pages 32- 35 may be calculated. Please refer to Item 4.C of Industry Guide 5.

Response to Comment No. 21

In response to the Staff comment, Company has amended the Management Compensation section of the Offering Circular in accordance with Item 4.C of Industry Guide 5. Please see page 32-36 of the Offering Circular for reference.

Comment No. 22

22.	We note your disclosure that the company will not directly pay any compensation to the officers of the Manager. Please also revise to specifically disclose whether you will reimburse your Manager for salaries and benefits to be paid to the Manager's directors an executive officers.

Response to Comment No. 22

In response to the Staff Comment, please see page 37, Management Compensation – row entitled “Operating Expenses”. This section has been amended to read as follows: (Bold for emphasis)

The Company shall pay its own general administrative and operating expenses, which may include, without limitation, legal expenses, accounting costs for the Company, and/or marketing expenses. It shall reimburse the Manager for any expenses incurred by the Manager that are properly considered ordinary and reasonable business expenses of the Company. The Manager shall not seek reimbursement from the Company for the salaries, benefits or expenses associated with its executives, officers or employees of the Manager.

Comment No. 23

23.	We note your statement on page 39 that the Company has been advised by Geraci Law Firm that the Offering is exempt under the 1940 Act and that the 3(c)(5) exemptions apply. Please tell us what consideration you have given naming the Geraci Law Firm as an expert and including their consent. Alternative, please revise your disclosure to remove this statement.

Response to Comment No. 23

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In response to the Staff’s Comment, this sentence on Page 41 has been revised to read as follows: (bold for emphasis)

This is due to the fact that the Company does not hold itself out as an investment company and is not in the business of issuing redeemable securities, face-amount certificates or period plan certificates and will be primarily engaged in the business of purchasing, making, funding or otherwise acquiring loans secured by real property and/or personal property. Notwithstanding the foregoing, there are no assurances that this will ultimately be the case. In the event the Company becomes subject to the registration requirements of the 1940 Act, the Company may incur substantial legal fees. This may adversely affect Members in the sense that if the Company does not have funds to pay said legal fees, it may be unable to distribute income to the Members.

Comment No. 24

24.	We note your disclosure that “[your] Manager currently manages two separate offerings of membership interests, similar to this Offering.” Please revise to disclose the size of competing funds and how investment opportunities will be allocated among your and competing funds.

Response to Comment No. 24

In response to the Staff Comment, this sentence on page 49 has been revised to read as follows (in bold for emphasis):

The Manager currently manages two separate offerings of membership interests, similar to this Offering: SIHYF II Fund and SIHYF. The Manager is raising capital on behalf of SIHYF II Fund in order to invest in loans and acquire properties or portfolios of properties. SIHYF II Fund’s offering is exempt from registration under Rule 506 of Regulation D of the Act. As of March 31, 2019, the size of SIHYF II Fund is approximately $8,134,997. The Members of SIHYF II has recently approved that SIHYF II may accept capital from investors beyond the $10 million maximum offering amount.

Since the Company may solely be funding Loans that are originated by the Manager, this may result in the principals of the Company engaging in transactions that are not to the best advantage of the Company and could be perceived as more financially advantageous to the Manager. Notwithstanding the foregoing, the Company intends to invest in Loans that are in best interests of the Company and the Loans will have terms that are commercially reasonable and advantageous to the Company. SIHYF is also exempt from registration under Rule 506 of Regulation D of the Act. As of March 31, 2019, the size of SIHYF is currently at approximately $1.5 million. SIHYF is currently winding down its operations and is not raising any capital, or conducting any lending or acquisition activities.

In addition, the Company’s business model and investment opportunities are similar to that of SIHYF Funds. Accordingly, conflict may arise as to how the Manager will allocate such investment opportunities among these funds. As noted above, SIHYF is currently winding down its operations, thus, upon liquidation, the SIHYF will close its operations and not raise any capital. SIHYF II will continue to raise and deploy its capital for investment opportunities. In order to allocate such competing opportunities between SIHYF II and the Company, the Manager will take various steps to effectively manage the companies. The Manager will consider variety of factors in investment opportunities, including, without limitations, the available (and utilized) capital of each company, past investment opportunity allocations, investment return comparisons, and the business practices

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of SIHYF II and the Company. Notwithstanding the foregoing, there are no assurances or guarantees that the Manager will follow these steps or ultimately allocate these investment opportunities effectively and fairly manage the companies. Accordingly, the Investors should be aware that these investment opportunities allocations may adversely affect the Company’s (and the Investor’s) rate of return.

Comment No. 25

25.	We note that the Company intends to engage CrowdEngine, Inc., PrimeTrust LLC, and other third party service providers to perform various investor-related services. Please include these arrangements as exhibits to the offering circular to the extent the arrangements are material contracts. See the exhibit requirements in Part III of Form 1-A.

Response to Comment No. 25

In response to the Staff Comment, please see Exhibit G – Master Servicing Agreement entered between CrowdEngine, Inc. and the Company. Please also see Exhibit H – Escrow Services Agreement entered between PrimeTrust LLC and the Company. Please also see the Exhibits tab list in page 6 of the Offering Circular and page 12 under “Fund Administration” section, which incorporates Exhibits G and H to the Offering Circular.

Comment No. 26

26.	We note your reference to “Exhibit F” on page 26 but are unable to find such exhibit. Please include the exhibit referenced or remove the reference to such an exhibit.

Response to Comment No. 26

In response to the Staff Comment, please see Exhibit F attached to the Offering Circular

Best Regards,

/s/ Kevin S. Kim

Kevin S. Kim, Esq.

Partner

Corporate & Securities Division

Geraci Law Firm.